UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 6)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE FRESH MARKET, INC.
 (Name of Subject Company)

THE FRESH MARKET, INC.
 (Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)
35804H106
(CUSIP Number of Class of Securities)

Scott Duggan
Senior Vice President - General Counsel
The Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, NC 27408
 (336) 272-1338
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
 Damien R. Zoubek, Esq.
O. Keith Hallam III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2016, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2016, Amendment No. 2 filed with the SEC on April 4, 2016, Amendment No. 3 filed with the SEC on April 5, 2016, Amendment No. 4 filed with the SEC on April 11, 2016 and Amendment No. 5 filed with the SEC on April 13, 2016 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by The Fresh Market, Inc., a Delaware corporation (“TFM”, “we” or “us”).  The Schedule 14D-9 relates to the cash tender offer by Pomegranate Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Pomegranate Holdings, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Apollo Management VIII, L.P. (“Management VIII”) with the SEC on March 25, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of TFM (the “Shares”) at a purchase price of $28.50 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”), copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

The subsection under the heading “Litigation” under Item 8 of the Schedule 14D-9 is hereby replaced in its entirety by the following:

“On March 24, 2016, Dolores Balint filed a purported stockholder class action against TFM, the directors of TFM, Parent and Purchaser in connection with the Transactions in the General Court of Justice, Superior Court Division of the State of North Carolina. The case is captioned Dolores Balint v. The Fresh Market, Inc., et al., Civil File No. 16-CVS-4144. Balint alleged that the directors of TFM breached their fiduciary duties of loyalty and due care owed to the plaintiff and the public stockholders of TFM, including by allegedly failing to properly value TFM, allegedly failing to take steps to maximize the value of TFM to its public stockholders and agreeing to allegedly preclusive deal protection provisions. Balint also alleged that TFM, Parent and Purchaser aided and abetted those breaches of fiduciary duties by the directors of TFM. Balint sought, among other things, to enjoin the Transactions and requested attorneys’ fees and damages in an unspecified amount. On April 13, 2016, the plaintiff filed a Notice of Voluntary Dismissal and on April 14, 2016 the court ordered all claims dismissed, without prejudice, as to all defendants and closed the case.

On April 7, 2016, Ross Deambrogio filed a purported stockholder class action against TFM and the directors of TFM in connection with the Transactions in the United States District Court for the District of Delaware. The case is captioned Ross Deambrogio v. The Fresh Market, Inc., et al., Case No. 1:16-cv-00239-LPS. The complaint purports to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 under the Exchange Act. The complaint alleges, among other things, that the Board failed to provide material information and/or omitted material information from the Schedule 14D-9. The complaint seeks to enjoin the closing of the Offer and the consummation of the Transactions until TFM discloses certain additional information in the Schedule 14D-9 and requests attorneys’ fees and other equitable relief.  The defendants believe these claims are without merit and intend to vigorously defend against these claims.  On April 13, 2016 the plaintiff withdrew his Motion for a Preliminary Injunction.

On April 8, 2016, John Solak filed a purported stockholder class action against TFM, the directors of TFM, Parent, Purchaser, Apollo, Management VIII and Brett Berry in connection with the Transactions in the United States District Court for the District of Delaware. The case is captioned John Solak v. The Fresh Market, Inc., et al., Case No. 1:16-cv-00249-SLR. The complaint purports to assert claims under Sections 14(d)(7) and 14(e) of the Exchange Act and Rule 14d-10 under the Exchange Act and claims for alleged breaches of fiduciary duties. The complaint alleges, among other things, that the Board, aided and abetted by TFM, Parent, Purchaser, Apollo, Management VIII and Brett Berry, breached their fiduciary duties of loyalty and due care owed to the plaintiff and the public stockholders of TFM, that the Board failed to provide material information and/or omitted material information from the Schedule 14D-9 and that both the Support Agreement and Rollover Agreement violate Section 14(d)(7) of the Exchange Act. The complaint seeks to enjoin the consummation of the Transactions, a declaration from the court that the defendants violated federal securities laws and requests an award of compensatory damages to the plaintiffs, attorneys’ fees and other equitable relief. TFM and the directors of TFM believe these claims are without merit and intend to vigorously defend against these claims.

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On April 11, 2016, Ronald Jantz filed a purported stockholder class action against TFM and the directors of TFM in connection with the Transactions in the United States District Court for the Middle District of North Carolina. The case is captioned Ronald Jantz v. Ray Berry, et al., Case No. 1:16-CV-307-CCE-JEP. The complaint purports to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 under the Exchange Act. The complaint alleges, among other things, that the Board failed to provide material information and/or omitted material information from the Schedule 14D-9. The complaint seeks to enjoin the closing of the Offer and the consummation of the Transactions, and requests an award of compensatory damages to the plaintiffs, attorneys’ fees and other equitable relief.  The defendants believe these claims are without merit and intend to vigorously defend against these claims.

On April 14, 2016, Bruce S. Sherman and Bruce & Cynthia Sherman Charitable Foundation, Inc. filed a purported stockholder class action against TFM, the directors of TFM, Parent, Purchaser, Apollo and Management VIII in connection with the Transactions in the Court of Chancery for the State of Delaware. The case is captioned Bruce S. Sherman and Bruce & Cynthia Sherman Charitable Foundation, Inc. v. The Fresh Market, Inc., et al., Case No. 12205. The complaint purports to assert claims against the directors of TFM for alleged breaches of fiduciary duties and against TFM, Parent, Purchaser, Apollo and Management VIII for aiding and abetting the directors of TFM’s alleged breaches of fiduciary duties. The complaint seeks to enjoin the consummation of the Transactions and requests an award of compensatory damages to the plaintiffs, attorneys’ fees and other equitable relief. TFM and the directors of TFM believe these claims are without merit and intend to vigorously defend against these claims.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE FRESH MARKET, INC.

Date: April 15, 2016	By:	/s/ Scott Duggan
		Name:	Scott Duggan
		Title:	Senior Vice President - General Counsel

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